Exhibit 12.1

GENERAL MARITIME CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES*
(Amounts in thousands of dollars, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed Charges
Interest expense	$29,388	$25,541	$4,165	$32,400	$38,831
Capitalized interest	119	2,385	3,571	3,475	1,270
Amortized loan fees	1,089	959	722	1,968	3,142

Fixed Charges	30,596	28,885	8,458	37,843	43,243

Earnings
Pretax operating income	29,807	44,539	156,831	212,357	315,109
Fixed charges	30,596	28,885	8,458	37,843	43,243
Capitalized interest	119	2,385	3,571	3,475	1,270

Earnings	60,284	71,039	161,718	246,725	357,082

Ratio of Earnings to Fixed Charges	1.97	2.46	19.12	6.52	8.26

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934